

January 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
        Issuer CIK: 0001924868
        Issuer File Number: 333-264478 / 811-23793
        Form Type: 8-A12B
        Filing Date: January 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the IncomeSTKd 1x US Stocks & 1x Bitcoin Premium ETF and IncomeSTKd 1x Bitcoin & 1x Gold Premium ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications